EMPLOYMENT AGREEMENT
AMENDMENT #1

This Amendment #1 to the Employment Agreement ("Amendment #1") by and between Who's Your Daddy Inc., a corporation organized under the laws of the State of Nevada ("Employer"), and Robert E. Crowson, Jr. ("Executive") (individually, a "Party"; collectively, the "Parties") is made and entered into as of this 25th day of November 2009.

WHEREAS, Employer and Executive are Parties to an Employment Agreement (the "Employment Agreement") dated August 24, 2009; and

WHEREAS, Sections 4.3 and 4.4 of the Employment Agreement contain language prohibiting certain behavior on the part of Executive and limiting Executive's behavior with respect to certain business opportunities; and

WHEREAS, Employer's investors are currently requiring, and may continue in the future to require, invested monies to be put into a new company which will be named at a later date ("Newco") to protect their investments from prior claims of Employer's creditors and to have Newco perform a business plan similar to Employer's; and

WHEREAS, Employer desires that Employee be allowed to own an interest in, operate or participate in, provide services as an employee or consultant to, or have any other association with Newco as Employee sees fit.

Therefore Employer and Executive hereby agree as follows:

1. PROHIBITED BEHAVIOR.

The first paragraph of Section 4.3 Prohibited Behavior shall be deleted and replaced with the following:

4.3   Prohibited Behavior. To the extent permitted by applicable law, Executive shall not engage in the following behavior anywhere where the Employer or its affiliates sell products, conduct business, or plan to conduct business as of the date of this Agreement or, if applicable, the date of Executive's cessation of employment with the Employer (the "Employer's Business"). This entire section or any of its subsections shall not restrict Executive from owning an interest in, operating or participating in, providing services as an employee or consultant to, or having any other association with Newco.

Section 4.3 Business Opportunities shall be deleted and replaced with the following:

4.4   Business Opportunities. During the term of this Agreement, if Executive (or any agent, employee, officer or independent contractor of or retained by Executive) becomes aware of any project, investment, venture, business or other opportunity (any of the preceding, an "Opportunity") that is similar to, competitive with, related to or in the same field as the Employer or any affiliate, or any project, investment, venture, or business of interest to the Employer, or any affiliate, then Executive shall so notify the Employer immediately in writing of such Opportunity and shall use Executive's good faith efforts to cause the Employer to have the opportunity to invest in, participate in or otherwise become affiliated with such Opportunity if the Employer desires. This entire section shall not be applicable for any business opportunity pursued by Newco.

IN WITNESS WHEREOF, this Agreement has been executed and delivered by the parties hereto as of the date first above written.

WHO'S YOUR DADDY, INC
a Nevada corporation



By: Michael R. Dunn
Its: Chairman and Chief Executive Officer

EXECUTIVE



Robert E. Crowson, Jr.